UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock, $5.00 par value per share
(Title of Class of Securities)
219381100
(CUSIP Number)
Deborah J. McLean Nixon Peabody LLP Clinton Square Suite 1300 Rochester, New York 14604 Telephone: 585-263-1307
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule　13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 219381100 Page 2
1	NAME OF REPORTING PERSONS Michael I. German
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,528 shares
	8	SHARED VOTING POWER 36,689 shares
	9	SOLE DISPOSITIVE POWER 389,528 shares
	10	SHARED DISPOSITIVE POWER 36,689 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,217 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%*
14	TYPE OF REPORTING PERSON IN

* Consists of 358,217 shares and currently exercisable stock options to purchase 68,000 shares of the common stock, based on 1,777,769 shares of common stock outstanding as of August 18, 2011, plus the shares issuable upon exercise of the options.

CUSIP No. 219381100 SCHEDULE 13D Page 3

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to shares of the common stock of Corning Natural Gas Corporation ("Corning Gas"), a New York corporation with offices at 330 West William Street, Corning, New York 14830.

Item 2. Identity and Background.

This Amendment No. 3 to Schedule 13D is filed by Michael I. German, President and Chief Executive Officer of Corning Gas, who has a business address of 330 West William Street, Corning, New York 14830.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

From time to time, Mr. German, directly and indirectly, has acquired shares of Corning Gas common stock through the exercise of compensatory stock options and through rights to acquire such stock issued to shareholders generally. As of August 18, 2011, Mr. German exercised compensatory stock options to purchase 10,000 shares of Corning Gas common stock at a price of $10.00 per share. Mr. German also participates in the Corning Gas Dividend Reinvestment Program and acquired 3,383 shares of Corning Gas common stock with the proceeds of the dividend payable through July 15, 2011.

Item 5. Interest in Securities of the Issuer

(a) Mr. German beneficially owns 426,217 shares of the common stock of Corning Gas (including currently exercisable options to purchase 68,000 shares) constituting 23.09% of the outstanding shares based on 1,777,769 shares of common stock outstanding as of August 18, 2011, plus the shares issuable upon exercise of the options. Of those, Mr. German owns 29,029 shares jointly with two other individuals, as to which he disclaims beneficial ownership except to the extent of his one-third pecuniary interest therein, and 7,660 shares are owned by Mr. German's son, as to which he disclaims beneficial ownership.

(b) Mr. German has the sole power to vote and to dispose of 389,528 shares (including 68,000 options) owned by him individually. He has shared power to vote and to dispose of 29,029 shares jointly owned by Mr. German and two other individuals. Mr. German disclaims shared power to vote and to dispose of 7,660 shares owned by his son.

(c) As of August 18, 2011, Mr. German exercised compensatory stock options to purchase 10,000 shares of Corning Gas common stock at a price of $10.00 per share. Mr. German also participates in the Corning Gas Dividend Reinvestment Program and acquired 3,383 shares of Corning Gas common stock with the proceeds of the dividend payable through July 15, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2011 /s/ Michael I. German

Michael I. German